

July 18, 2012

Via E-Mail
Jack B. Dunn, IV
President and Chief Executive Officer
FTI Consulting, Inc.
777 Flagler Drive, Suite 1500
West Palm Beach, FL   33401

        Re: FTI Consulting, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed February 24, 2012
            File No. 001-14875

Dear Mr. Dunn:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 24, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Reconciliation of Operating Income to Adjusted EBITDA, page 53

1.   We note that you have reconciled Adjusted EBITDA to operating income. Please tell us how you considered Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 103.02 which requires that such measures be reconciled to net income.

Reconciliation of Net Income and Earnings Per Share to Adjusted Net Income and Adjusted Earnings Per Share, page 54

2.   We note that adjustments to net income have been presented net of tax. Please tell us how you considered Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.11 which requires disclosure of the tax effect of such reconciling item and how it was calculated.

3.   Please tell us how you considered Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.05 which requires that non-GAAP earnings per share be reconciled to GAAP earnings per share.

Adjusted Segment EBITDA, page 57

4.   We note that you have reconciled Adjusted Segment EBITDA to segment operating income. Please tell us how you considered Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 103.02 which requires that such measures be reconciled to net income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or Jennifer Gowetski, Attorney-Advisor, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief